UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009
Commission File Number 001-33983
Sims Metal Management Limited
(Translation of registrant’s name into English)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

     This report contains the following:

Exhibit No.

99.1	Trading halt request by Registrant to Australian Securities Exchange pursuant to Listing Rule 17.1 dated November 20, 2009.

99.2	Press Release, dated November 20, 2009, entitled “Sims Metal Management Announces Equity Raising to Fund Growth Strategy.”

99.3	Annual General Meeting 2009 Chairman’s Address and Annual General Meeting 2009 Group Chief Executive Officer’s Address.

99.4	Results of 2009 Annual General Meeting dated November 20, 2009.

99.5	Letter from Registrant to Australian Stock Exchange pursuant to Listing Rule 3.16.1 regarding appointment of directors.

99.6	Appendix 3X Initial Director’s Interest Notice regarding Geoffrey Norman Brunsdon.

99.7	Appendix 3X Initial Director’s Interest Notice regarding Makoto Paul Sukagawa.

99.8	Appendix 3X Initial Director’s Interest Notice regarding James Theodore Thompson.

99.9	Letter from Registrant to Australian Stock Exchange pursuant to Listing Rule 3.16.1 regarding persons that ceased being directors.

99.10	Appendix 3Z Final Director’s Interest Notice regarding Masakatsu Iwanaga.

99.11	Appendix 3Z Final Director’s Interest Notice regarding Paul Keith Mazoudier.

99.12	Press Release, dated November 20, 2009, “Sims Metal Management Completes A$400 Million Institutional Placement.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 20, 2009	SIMS METAL MANAGEMENT LIMITED
/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel